UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 16 November 2009

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

DEALING IN SECURITIES BY DIRECTOR AND COMPANY SECRETARY OF
HARMONY GOLD MINING COMPANY LIMITED ("THE COMPANY")

JOHANNESBURG, SOUTH AFRICA – 16 November 2009 – In
compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of the JSE Limited ("Listings Requirements"),
the following information is disclosed:

1. Name of director: Graham Briggs

    Company: Harmony Gold Mining
                                  Company Limited

    Nature of transaction: Grant of share
                                  appreciation rights

    Periods of vesting: Share appreciation
                                  rights vest in equal
                                  thirds on the third,
                                  fourth and fifth
                                  anniversary of the
                                  allocation. Performance
                                  shares vest after three
                                  years.

    Date: 16 November 2009

    Class of securities: Share appreciation
                                  rights and Ordinary
                                  shares

    Strike price: R77.28

    Number of Share
    appreciation Rights: 14 286

    Number of performance
    shares allocated: 74 534

	Nature and extent of director's Interest:	Direct beneficial
2.	Name of director:	Hannes Meyer
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Grant of share appreciation rights and performance shares
	Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.
	Date:	16 November 2009
	Class of securities:	Appreciation rights and Ordinary shares
	Strike price:	R77.28
	Number of Share appreciation Rights:	8 557
	Number of performance shares allocated:	27 902
	Nature and extent of director's Interest:	Direct beneficial
3.	Name of company secretary:	Khanya Maluleke
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Grant of share appreciation rights.
	Periods of vesting:	Share appreciation rights vest in equal

	thirds on the third, fourth and fifth anniversary of the allocation.
Date:	16 November 2009
Class of securities:	Share appreciation rights
Strike price:	R77.28
Number of Share appreciation Rights allocated:	5974
Nature and extent of director's Interest:	Direct beneficial

In terms of Section 3.66 of the Listings Requirements, the allocations have been approved by the Remuneration Committee and Board of Directors of the Company.

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2009

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director